R.H. Daignault Law Corporation
1100 Melville Street, 6th Floor
Vancouver, B.C., V6E 4A6, Canada

MAIL STOP 03-09

VIA COURIER U.S. Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549 Attention: Albert Lee Phone: (202) 824-5522	Direct: 604.648.0527 E-mail: rene@rhdlawcorp.com June 30, 2005 Matter No.: 4007

Dear Mr. Lee:

Re:  NSM Holdings, Inc.  (the “Company”)
  3rd Amendment to Form SB-2 - Registration Statement
File No. 333-120993
Filed: December 3, 2004

Further to your comment letter dated April 28, 2005, enclosed for filing are copies each of the following documents:

1.	Form SB-2/A - 3rd Amendment (in triplicate);
2.	blacklined Form SB-2/A (in triplicate); and
3.	this comment letter (in duplicate).

Also, I confirm that I have filed these documents via EDGAR.

General

1.	The requested disclosure has been added. See “Plan of Distribution” on page 17 of the Form SB-2 and on page 16 of the EDGAR version.

2.	The requested revisions have been made throughout the registration statement.

Risk Factors

3.	This disclosure has been revised as requested. See Risk Factor #8 at the bottom of page 8 of the Form SB-2 and on page 8 of the EDGAR version.

Description of Business

4.	This disclosure has been omitted. See “Market” at page 24 of the Form SB-2 and on page 22 of the EDGAR version.

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Strategic Alliances

5.
The Company has advised me that negotiations have not begun. This disclosure has been revised accordingly. See “Distribution of Products and Services” at the top of page 24 of the Form SB-2 and on page 21 of the EDGAR version.

Critical Accounting Policies

6.	The requested disclosure has been made. See “Critical Accounting Policies” on pages 28 and 29 of the Form SB-2 and on pages 25 and 26 of the EDGAR version.

Consolidated Financial Statements

7.	The financial statements have been updated to February 28, 2005.

Note 7. Common Shares

8.
The Company determined the anticipated offering price after closing its $0.10 offering in September 2004. There was no specific event that caused the increase in the offering price. The sole director simply determined that a lower offering price ($0.001) coupled with the amount of capital being raised ($25,000) in the $0.05 offering would result in too much dilution for future offerings. See the revisions set out under “Determination of Offering Price” at page 12 of the Form SB-2 and on page 11 of the EDGAR version and under “Recent Sale of Unregistered Securities” at page 37 of the Form SB-2 and on page 45 of the EDGAR version.

Note 9. Commitment

9.
The Company has now accounted for the rent forgiveness in accordance with FTB 85-3 Accounting for Operating Leases with Scheduled Rent Increases. This did not result in a restatement of the financial statements as at May 31, 2004 as the difference was an immaterial US$200 (approximate). Also, the disclosure in “Description of Property” has been revised as set out on page 32 of the Form SB-2 and on page 29 of the EDGAR version.

I trust the above to be satisfactory. If you have any questions or require anything further please give me a call.

Yours truly,

R. H. Daignault Law Corp

Per: /s/ Rene Daignault

Rene Daignault
/rd
Enclosures
c: client

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